Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

In this report, as used herein, and unless the context indicates otherwise, references in this document to “the Company”, “we”, “us” and “our” refer to THE GROWHUB LIMITED and its unaudited condensed consolidated subsidiaries. References to S$ mean Singapore Dollars and US$ mean United States Dollars.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on May 15, 2026 (the “2025 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, and those listed in the 2025 Annual Report under “Item 3. Key Information - D. Risk Factors” or in other parts of the 2025 Annual Report.

Certain background information regarding our business model, operating segments, historical reorganization, accounting policies and critical accounting estimates are set forth in our 2025 Annual Report and are not repeated in full in this interim operating and financial review. This interim discussion focuses primarily on material developments occurring since December 31, 2025 and changes in our operating results for the six-month period ended June 30, 2026 compared with the corresponding six-month period in 2025.

A. Operating Results.

Overview

Following our initial public offering completed in August 2025, we implemented a strategic realignment focused on higher-margin SaaS-oriented operations. Material corporate actions completed or initiated during the six months ended June 30, 2026 include:

●	Discontinuation of our low-margin Product Trading Facilitation Division effective January 1, 2026;
●	Deregistration of several overseas operating subsidiaries during late 2025;
●	Board approval for statutory liquidation proceedings for our wholly-owned Japanese subsidiary, GrowHub Japan Co., Ltd. in March 2026 (the entity remains fully consolidated as of June 30, 2026);

As of June 30, 2026, we continue to operate our core business focused on carbon solution services. For further description of our business divisions, please refer to our 2025 Annual Report.

Our results have been affected by significant ongoing uncertainties including: (i) substantial doubt about our ability to continue as a going-concern; (ii) Nasdaq conditional listing exemption with a deadline of December 2, 2026; and (iii) the proposed share-exchange business combination with EnChem America, Inc., which may or may not be consummated. See Note 14 to our unaudited condensed consolidated financial statements.

Results of Operations

The following table summarizes the unaudited condensed consolidated results of our operations for the six months ended June 30, 2025 and 2026, respectively.

	For Six Months Ended June 30,
	2025	2026		Variance
	S$	S$	US$	S$	% Change
Revenue	63,337	619,397	478,608	556,060	877.94%

Purchases and other direct costs	(56,996)	(90,299)	(69,774)	(33,303)	58.43%
Employee benefits expenses	(779,586)	(230,517)	(178,120)	549,069	(70.43)%
Professional fees	(648,659)	(422,128)	(326,178)	226,531	(34.92)%
Depreciation and amortization expenses	(25,373)	(13,375)	(10,335)	11,998	(47.29)%
Operating lease expenses	(64,657)	(24,326)	(18,797)	40,331	(62.38)%
Other expenses	(209,193)	(115,671)	(89,379)	93,522	(44.71)%
Loss from operations	(1,721,127)	(276,919)	(213,975)	1,444,208	(83.91)%

Non-operating income (expense):
Other income (expense), net	(17,252)	(45,009)	(34,777)	(27,757)	160.89%
Loss on disposal of plant and equipment	-	(302)	(233)	(302)	-%
Loss on write-off of intangible assets	-	(53,976)	(41,707)	(53,976)	-%
Interest expense	(106,223)	(47,917)	(37,025)	58,306	(54.89)%
Total non-operating expense, net	(123,475)	(147,204)	(113,742)	(23,729)	19.22%

Loss before tax expense	(1,844,602)	(424,123)	(327,717)	1,420,479	(77.01)%

Income tax expenses	-	(79,661)	(61,554)	(79,661)	100.00%
Net loss	(1,844,602)	(503,784)	(389,271)	1,340,818	(72.69)%

Revenue

Our total revenue increased by S$556,060, or 877.94%, from S$63,337 for the six months ended June 30, 2025 to S$619,397 (US$478,608) for the six months ended June 30, 2026. Revenue is derived primarily from professional service revenue related to our carbon solution project.

Purchases and other direct costs

Our purchases and other direct costs increased by S$33,303, or 58.43%, from S$56,996 for the six months ended June 30, 2025 to S$90,299 (US$69,774) for the six months ended June 30, 2026. The increase was primarily due to higher purchase costs resulting from expanded transaction volumes.

Employee benefits expenses

Our employee benefits expenses decreased by S$549,069, or 70.43%, from S$779,586 for the six months ended June 30, 2025 to S$230,517 (US$178,120) for the six months ended June 30, 2026. The decrease was primarily attributable to a combination of strategic business realignment, the closure of certain subsidiaries, and headcount reductions.

Professional fees

Professional fees decreased by S$226,531, or 34.92%, from S$648,659 for the six months ended June 30, 2025 to S$422,128 (US$326,178) for the six months ended June 30, 2026. The decrease was primarily due to lower audit, legal and other advisory service fees compared with the prior period, as the IPO-related professional work completed in August 2025 wound down.

Depreciation and amortization expenses

Our depreciation and amortization expenses decreased by S$11,998, or 47.29%, from S$25,373 for the six months ended June 30, 2025 to S$13,375 (US$10,335) for the six months ended June 30, 2026. The decrease was primarily due to lower depreciation of plant and equipment and lower amortization of intangible assets.

Operating lease expenses

Our operating lease expenses decreased by S$40,331, or 62.38%, from S$64,657 for the six months ended June 30, 2025 to S$24,326 (US$18,797) for the six months ended June 30, 2026. The decrease was mainly due to the termination of certain lease agreements.

Other expenses

Other expenses decreased by S$93,522, or 44.71%, from S$209,193 for the six months ended June 30, 2025 to S$115,671 (US$89,379) for the six months ended June 30, 2026. The decrease was primarily attributable to changes in the Company’s corporate strategy and the deregistration of certain subsidiaries.

Other income (expense), net

Our other income (expense), net increased by S$27,757, or 160.89%, from S$(17,252) for the six months ended June 30, 2025 to S$(45,009) (US$(34,777)) for the six months ended June 30, 2026.

Loss on disposal of plant and equipment and write-off of intangible assets

For the six months ended June 30, 2026, we recognized a loss on disposal of plant and equipment of S$302 (US$233), compared to nil for the six months ended June 30, 2025. In addition, we recognized a loss on write-off of intangible assets of S$53,976 (US$41,707) for the six months ended June 30, 2026, as all intangible assets had been fully written off as of June 30, 2026 (see Note 5 to the unaudited condensed consolidated financial statements). There was no such loss for the six months ended June 30, 2025.

Interest expense

Interest expenses for the six months periods ended June 30, 2025 and June 30, 2026 were S$106,223 and S$47,917, respectively. The decrease was primarily attributable to the reduction in the average outstanding borrowing balance during the period.

Net loss

As a result of the foregoing, our net loss decreased by S$1,340,818, or 72.69%, from S$1,844,602 for the six months ended June 30, 2025 to S$503,784 (US$389,271) for the six months ended June 30, 2026.

B. Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of S$16,844, compared with S$1,163,928 as at December 31, 2025. Our current liabilities exceeded current assets by S$3,472,738 as of June 30, 2026, and we had accumulated losses of S$24,449,985. These conditions raise substantial doubt about our ability to continue as a going-concern within one year after the date of issuance of these unaudited condensed consolidated financial statements. Our ability to continue as a going-concern is dependent on continuing financial support from our largest financial sponsor. See Note 2 to our unaudited condensed consolidated financial statements.

We have an unsecured working-capital demand loan due to a related-party sponsor in the principal amount of S$3,242,408 as of June 30, 2026, which is repayable within 60 calendar days upon demand. Any early demand for repayment could materially adversely affect our short-term liquidity.

Beyond June 30, 2026, our liquidity will depend on our ability to generate revenue from new customer contracts and to secure additional equity or debt financing. Our liquidity outlook is further affected by Nasdaq listing compliance risks and uncertainties relating to the proposed EnChem America, Inc. business combination.

	For Six Months Ended June 30,
	2025	2026		Variance
	S$	S$	US$	S$	% Change
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year/period	546,288	1,163,928	899,367	617,640	113%

Net cash used in operating activities	(1,204,036)	(1,217,871)	(941,048)	(13,835)	1%
Net cash used in investing activities	(327,875)	(1,799)	(1,390)	326,076	(99)%
Net cash generated from financing activities	1,265,345	34,237	26,455	(1,231,108)	(97)%
Foreign currency translation	(4,583)	38,349	29,631	42,932	(937)%

Net decrease in cash and cash equivalents	(271,149)	(1,147,084)	(886,352)	(875,935)	323%

Cash and cash equivalents at the end of the period	275,139	16,844	13,015	(258,295)	(94)%

Cash Flows from Operating Activities

For the six months ended June 30, 2026, net cash used in operating activities was S$1,217,871 (US$941,048), compared to net cash used in operating activities of S$1,204,036 during the six months ended June 30, 2025, an increase in cash used of S$13,835.

Net cash used in operating activities for the six months ended June 30, 2026 was attributed to the net loss of S$503,784, adjusted for non-cash items which included depreciation and amortization of S$13,375, working capital loan interest of S$47,917, loss on disposal of plant and equipment of S$302, intangible assets written off of S$53,976, and operating lease expenses of S$24,326, totaling S$139,896. This, together with the net cash outflow arising from the net change in operating assets and liabilities of S$853,983, primarily attributable to a decrease in accruals and other payables of S$453,074 and an increase in account receivables of S$412,998.

Net cash used in operating activities for the six months ended June 30, 2025 was attributed to the net loss of S$1,844,602, adjusted for non-cash items which included depreciation and amortization of S$25,373, working capital loan interest of S$106,223, and operating lease expenses of S$64,657, totaling S$196,253. This was offset against net cash inflow arising from the net change in operating assets and liabilities of S$444,313, primarily attributable to decreases in accounts receivable of S$135,707 and other current assets of S$259,294, and an increase in accruals and other payables of S$120,574, net of other movements.

Cash Flows from Investing Activities

For the six months ended June 30, 2026, net cash used in investing activities was S$1,799 (US$1,390), compared to net cash used in investing activities of S$327,875 during the six months ended June 30, 2025.

Net cash used in investing activities for the six months ended June 30, 2026 consisted of the purchase of plant and equipment of S$1,799.

Net cash used in investing activities for the six months ended June 30, 2025 consisted of the purchase of plant and equipment of S$100,301 and S$227,574 for the acquisition of a subsidiary under common control.

Cash Flows from Financing Activities

For the six months ended June 30, 2026, net cash generated from financing activities was S$34,237 (US$26,455), compared to net cash generated from financing activities of S$1,265,345 during the six months ended June 30, 2025.

This amount represented proceeds of S$2,243,996 from a working capital loan from a related party, partially offset by loan repayments of S$2,209,759.

Net cash generated from financing activities for the six months ended June 30, 2025 consisted of proceeds from working capital loan of S$3,245,153, partially offset by repayments of working capital loan of S$1,639,153 and deferred offering costs of S$340,655.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

The proposed EnChem America, Inc. merger represents a future executory contract and is not considered an off-balance-sheet arrangement under SEC rules.

Critical Accounting Estimates and Recent Accounting Pronouncements

There were no material changes to our critical accounting estimates or significant accounting pronouncements evaluations during the six-month period ended June 30, 2026. Please refer to Note 2 in our 2025 Annual Report and to Note 2 of our unaudited condensed consolidated interim financial statements.

Subsequent-Event Matters

Material subsequent events after June 30, 2026 are fully described in Note 14 to our unaudited condensed consolidated financial statements

Safe-Harbor Statement

This report contains forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our business strategy, future operating results, liquidity outlook, the proposed EnChem America, Inc. transaction, Nasdaq listing compliance, going-concern expectations and other statements that are not purely historical facts. These forward-looking statements use words such as “expect”, “anticipate”, “intend”, “believe”, “may”, “will”, “could”, “project” and similar expressions.